SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2014
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

G. Willi-Food International Ltd. (the “Company”) announced that on March 2, 2014, the controlling shareholders of Willi-Food Investments Ltd. (“Willi Investments”), the controlling shareholder of the Company, signed an agreement with Emblaze Ltd, a company listed on the London Stock Exchange ("Emblaze") (the “Agreement”), to sell their controlling stake (58%) in Willi Investments, subject to the satisfaction of the condition precedent and the additional terms described in the Agreement (the “Transaction”). The Agreement was signed by Zwi Williger (“ZW”) and Joseph Williger (“JW” and, together with ZW, the “Sellers”) to sell up to their entire interests in Willi Investments. Willi Investments owns approximately 58% of the Company's shares (the Company, together with Willi Investments, “Willi-Food”). The Agreement also governs the ongoing relationship of Emblaze with the Sellers both before and after completion of the Transaction.

The Transaction is subject to the receipt of Israeli Anti-Trust Authority's approval (the “Condition Precedent”). Subject to fulfilment of the Condition Precedent:

(a)	Emblaze will acquire shares carrying 44.99% of the voting rights in Willi Investments, from the Sellers or companies controlled by the Sellers.

(b)
Emblaze will then, within seven business days of fulfilment of the Condition Precedent, publish a special tender offer (the “Special Tender Offer”) addressed to all shareholders of Willi Investments pursuant to Israeli companies law in order to acquire shares carrying 5% of the voting rights in Willi Investments. The Sellers have undertaken to participate in the Special Tender Offer in relation to their remaining shares in Willi Investments not sold by them pursuant to (a) above (the “Remaining Shares”).

(c)
Subject to the successful completion of the Special Tender Offer, Emblaze will make a further purchase from the Sellers of their remaining shares in Willi Investments, such that the Sellers will have sold, in aggregate, approximately 58% of the shares of Willi Investments (or approximately 55% on a fully diluted basis), comprising their entire holding of shares in Willi Investments (and which includes any such shares sold by them pursuant to (a) and (b) above).

(d)
If Emblaze fails to complete the Special Tender Offer, the Sellers may elect, within seven business days of such date on which the Special Tender Offer lapsed to rescind the Agreement unless Emblaze elects, within a nine business day period starting from the date on which the Special Tender Offer lapsed, to purchase from the Sellers their Remaining Shares (the “Call Option”) (in which case the Agreement will not be rescinded). If Emblaze elects to purchase the Remaining Shares in these circumstances, then pursuant to Israeli companies law, any shares in Willi Investments held by Emblaze or any person connected with it for the purposes of the Israeli companies law, which would give Emblaze or such persons an interest in more than 44.99% of the voting rights in Willi Investments will be treated as “dormant” and would not entitle them to exercise or enjoy any voting or economic rights for as long as Emblaze and such persons continue to hold, in aggregate, more than 44.99% of the voting rights in Willi Investments or if and when the holding of such voting rights would no longer cause a breach of Israeli companies law with regard to any requirement on Emblaze and such persons, to make a Special Tender Offer.

Alternatively, if Emblaze fails to complete the Special Tender Offer and the Sellers have not elected to rescind the Agreement within the seven business day period referred to above and provided that Emblaze has not exercised the Call Option Emblaze will grant the Sellers a put option (the “Willi Investments Put Option”) exercisable at any time during a period of five years from completion of the Transaction, to sell all or some of the Remaining Shares to Emblaze. Exercise of the Willi Investments Put Option by the Sellers will be subject to such exercise not breaching Israeli companies law with regard to any requirement on Emblaze to make a Special Tender Offer. The Willi Investments Put Option relates to the number of Remaining Shares less any shares of Willi Investments sold by the Sellers between the date of completion of the Transaction and the exercise of the Willi Investments Put Option. During the Willi Investments Put Option exercise period, Emblaze will hold the benefit of a power of attorney which would enable it to procure the Sellers to sell their Remaining Shares to a third party, subject to compliance with applicable laws. The power of attorney may be cancelled by the Sellers at any time during that period, although such cancellation would lead to the immediate cancellation of the Willi Investments Put Option in relation to such Remaining Shares in relation to which the power of attorney was cancelled.

(e)
The Sellers also hold shares and employee options in relation to approximately 7% of the shares of the Company on a fully diluted basis (the “Company Put Option Shares”). Emblaze has granted the Sellers a put option to sell all or some of such shares as vested from time to time (the “Company Put Option”) exercisable for a period of four years (commencing on the first anniversary of signing the Agreement) at a price of US$12 per share. The Company Put Option relates to the Company Put Option Shares less any shares sold by the Sellers between the date of completion of the Transaction and exercise of the Company Put Option. During the Company Put Option exercise period, Emblaze will hold the benefit of a power of attorney which would enable it to procure the Sellers to sell their Company shares to a third party at a price per share not below US$12, subject to compliance with applicable laws. The power of attorney may be cancelled by the Sellers at any time during that period, although such cancellation would lead to the immediate cancellation of the Company Put Option in respect of such Company Put Option shares in relation to which the power of attorney was cancelled. As from completion of the Transaction and until the exercise or expiry of the Company Put Option, the Sellers will each grant Emblaze an irrevocable proxy with respect to their holdings in the Company, so as to allow Emblaze to vote such shares at general meetings of the Company.

(f)
ZW and JW will be required to continue to be engaged by the Company and serve as chairman of the board (in respect of ZW) and as president (in respect of JW), or as joint chief executive officers of Willi-Food for an additional period, commencing upon expiration of ZW and JW’s current service agreements with the Company (September, 2014), of between 18 months (if their service agreements are not re-approved by the next Company shareholders' annual general meeting) and three years from completion of the Transaction (if their service agreements are re-approved by the next Company shareholders' annual general meeting).

(g)
Each of the Sellers will be prohibited from competing against Willi-Food in any material way, subject to certain agreed exceptions described below, for an additional period commencing on the termination of his respective engagement with the Company and terminating up to six years from completion of the Transaction. In consideration of such non-compete undertakings, each of the Sellers will be entitled to additional annual payment of NIS 1,500,000 (approximately $428 thousand) per year following termination of his respective engagement, to be paid by Emblaze, or, subject to applicable law.

Under the Agreement, each of the Sellers shall have the right to be released from his engagement, in which case (except in the case of (viii) below) the non-compete undertaking shall cease to apply in relation to him, where: (i) Willi-Food’s accounts will include a ‘going concern’ provision as a result of any activity which is not within the Willi-Food’s business operations in the field of import, export, marketing and distribution of food products (the “Current Business Activity”); (ii) the board of directors of Willi Investments, the Company or any other organ of the Willi-Food group materially disrupts ZW or JW’s ability to operate in the Current Business Activity as part of said engagement; (iii) ZW or JW are not reappointed as directors in Willi Investments or the Company during said engagement period; (iv) Willi Investments or Emblaze, as the case may be, have not voted, as shareholders of the Company, in favour or extending ZW and JW’s service contracts; (v) ZW or JW’s engagements were terminated for unreasonable reasons by Willi Investments or the Company; (vi) sale of control in the Current Business Activity, Willi Investments or the Company to a third party; (vii) introduction of a third party as a partner in the Current Business Activity or in the control in Willi Investments or the Company unless previously approved by the Sellers, such approval not to be unreasonably withheld; or (viii) incapacity of ZW or JW.

(h)
The Transaction is expected to be completed soon after the successful completion of the Special Tender Offer or, alternatively, following its lapse, although there is no guarantee that the Transaction will be completed. Completion is expected to occur sometime during the second quarter 2014.

Consideration

The aggregate consideration for the shares in Willi Investments to be acquired from the Sellers (including the Remaining Shares and whether or not such shares are acquired pursuant to the Willi Investments Put Option or not) is approximately NIS 268,000,000 (approximately $76,600 thousand).

The consideration to be offered to Willi Investment's shareholders as part of the Special Tender Offer represents the same price per share as would be paid to the Sellers for their shares in Willi Investments, and is expected to be, in aggregate, approximately NIS 23,000,000 (approximately $6,600 thousand).

Assuming, therefore, that all the shareholders of Willi Investments other than the Seller participate in the Special Tender Offer in relation to their entire shareholdings, then Emblaze expects to acquire up to 61.80% (though the actual number may be lower, depending on the breakdown of shareholder acceptances under the Special Tender Offer) of the shares in Willi Investments for an aggregate consideration of approximately up to NIS 285,500,000 (approximately $81,600 thousand).

Commercial rational and the expected effect of the Transaction on Emblaze

Following completion of the Transaction, Emblaze will assert control over Willi Investments by means of (i) its ability to exercise control of between 44.99% and 61.80% of the votes exercisable at shareholder meetings of Willi Investments; and (ii) its right to appoint the majority of board members of Willi Investments and the Company at completion of the Transaction.

Attached hereto and incorporated by reference herein is a press release issued by the Company on March 3, 2014 relating to the transaction described above.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: March 3, 2014
	By:	/s/ Raviv Segal
Name: Raviv Segal Title: Chief Financial Officer